                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
               OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                               RENT-A-CENTER, INC.
                       (Name of Subject Company (Issuer))

                          RENT-A-CENTER, INC. (ISSUER)
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   76009N 10 0
                      (CUSIP Number of Class of Securities)

                                 MARK E. SPEESE
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                              5700 TENNYSON PARKWAY
                                   THIRD FLOOR
                               PLANO, TEXAS 75024
                            TELEPHONE: (972) 801-1100
                 (Name, Address and Telephone Numbers of Person
                        Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)
                                    Copy to:
                             THOMAS W. HUGHES, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                             5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270
                            TELEPHONE: (214) 745-5201

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
     $145,200,000                                       $11,747

*Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,200,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $66.00 per share.

**Previously paid.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: ________ Filing Party: _________

          Form or Registration No.: ________ Date Filed: _________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     [ ]  Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]  third-party tender offer subject to Rule 14d-1.

          [X]  issuer tender offer subject to Rule 13e-4.

          [ ]  going-private transaction subject to Rule 13e-3.

          [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO/A

        This Amendment No. 5 to Tender Offer Statement on Schedule TO relates to the offer by Rent-A-Center, Inc., a Delaware corporation, to purchase up to 2,200,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $66.00 nor less than $60.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Rent-A-Center's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 5 amends and supplements the statement on Schedule TO originally filed on April 28, 2003, and amended in certain respects on May 2, May 6, May 9 and May 13, 2003. This Amendment No. 5 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

        On May 28, 2003, Rent-A-Center, Inc. announced the closing of the refinancing of its senior credit facilities. The closing of this transaction is a condition to the obligation of Rent-A-Center to accept for payment, purchase or pay for any shares tendered in the tender offer. Accordingly, Rent-A-Center has filed this Amendment No. 5 to reflect the effect of this closing on the conditions of the offer.

        The responses to the items of the Schedule TO filed April 28, 2003, as amended May 2, May 6, May 9 and May 13, 2003, are hereby supplemented as follows.

Item 1. Summary Term Sheet.
Item 4. Terms of the Transaction.

        On May 28, 2003, we announced that we had closed the refinancing of our senior credit facilities; we previously announced the closing of the sale of $300 million in principal amount of our senior subordinated notes. The financing condition to the tender offer, which required that we complete the refinancing and increasing of the credit facilities and the sale of the senior subordinated notes, has therefore been satisfied. The tender offer remains subject to certain other conditions.



Exhibits.

(a)(1)(i)    Offer to Purchase, dated April 28, 2003.

(a)(1)(ii)   Letter of Transmittal.

(a)(1)(iii)  Letter to Stockholders, dated April 28, 2003.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)   Letter to Participants in Our 401(k) Plan.

(a)(5)(i) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plans to Conduct Modified Dutch Auction Tender Offer.

(a)(5)(iii) Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces Commencement of Its Modified Dutch Auction Tender Offer.

(a)(5)(iv)   Form of Summary Advertisement.

(a)(5)(v) Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue $300 Million of Senior Subordinated Notes due 2010 at 7.5% Interest.

(a)(5)(vi) Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces Reduction in Senior Term Debt Sought.

(a)(5)(vii) Press Release, dated May 6, 2003, Rent-A-Center, Inc. Purchases 11% Senior Subordinated Notes Pursuant to Early Tender Provisions of Tender Offer; Closes Offering of 7.5% Senior Subordinated Notes Due 2010.

(a)(5)(viii) Letter to stockholders of record mailed May 6, 2003.

(a)(5)(ix) Press Release, dated May 28, 2003, Rent-A-Center, Inc. Announces Refinancing of Its Senior Debt.

(d)(1) Stock Purchase Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc.


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(d)(2)       Third Amended and Restated Stockholders Agreement, dated as of
             December 31, 2002, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

(d)(3) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P., related to the Series A Convertible Preferred Stock.

(d)(4) Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(d)(5) Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

(d)(6)       Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2003               Rent-A-Center, Inc.

                                   By: /s/ Mark E. Speese
                                       ----------------------------------------
                                         Name:Mark E. Speese
                                         Title: Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
------        -----------

(a)(1)(i)*    Offer to Purchase, dated April 28, 2003.

(a)(1)(ii)*   Letter of Transmittal.

(a)(1)(iii)*  Letter to Stockholders, dated April 28, 2003.

(a)(1)(iv)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.

(a)(1)(v)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.

(a)(1)(vi)*   Letter to Participants in Our 401(k) Plan.

(a)(5)(i)*    Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii)*   Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plans to Conduct Modified Dutch Auction Tender Offer.

(a)(5)(iii)*  Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces
              Commencement of Its Modified Dutch Auction Tender Offer.

(a)(5)(iv)*   Form of Summary Advertisement.

(a)(5)(v)*    Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue
              $300 Million of Senior Subordinated Notes due 2010 at 7.5%
              Interest.

(a)(5)(vi)*   Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces
              Reduction in Senior Term Debt Sought.

(a)(5)(vii)*  Press Release, dated May 6, 2003, Rent-A-Center, Inc. Purchases
              11% Senior Subordinated Notes Pursuant to Early Tender Provisions of Tender Offer; Closes Offering of 7.5% Senior Subordinated Notes
              Due 2010.

(a)(5)(viii)* Letter to stockholders of record mailed May 6, 2003.

(a)(5)(ix)**  Press Release, dated May 28, 2003, Rent-A-Center, Inc. Announces
              Refinancing of Its Senior Debt.

(d)(1)*       Stock Purchase Agreement, dated April 25, 2003, by and among
              Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P.
              and Rent-A-Center, Inc.

(d)(2)(1)     Third Amended and Restated Stockholders Agreement, dated as of
              December 31, 2002, by and among Apollo Investment Fund IV, L.P.,
              Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center,
              Inc., and certain other persons.

(d)(3)(2) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and
              Apollo Overseas Partners IV, L.P., related to the Series A
              Convertible Preferred Stock.

(d)(4)(3)     Second Amendment to Registration Rights Agreement, dated as of
              August 5, 2002, by and among Rent-A-Center, Inc., Apollo
              Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(d)(5)(4)     Third Amendment to Registration Rights Agreement, dated as of
              December 31, 2002, by and among Rent-A-Center, Inc., Apollo
              Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

(d)(6)(5)     Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

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* Previously filed.

** Filed herewith.

(1) Incorporated herein by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(2) Incorporated herein by reference to Exhibit 10.22 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(3) Incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(4) Incorporated herein by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(5) Incorporated herein by reference to Exhibit 99.1 to the registrant's Post-Effective Amendment No. 1 to Form S-8 dated as of December 31, 2002.